Date:    June 23, 2010

Ms. Stepheni Bouvet
Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
Tel: 202-772-9210
Fax: 202-772-9210

Re:         iTrackr Systems, Inc.
Comments on Registration Statement on Form S-1
Filed April 23, 2010
File No. 333-166275

Please find enclosed our responses to your comments faxed to us on May 28, 2010 concerning our Registration Statement on Form S-1. Please feel free to contact Todd Pitcher at 760-798-4938 (phone), 760-798-1889 (fax) or tpitcher@aspirecleantech.com if you have any questions or require further information. We have filed our amended S-1 as of this morning.

Cordially,

Todd M. Pitcher

iTrackr Responses to SEC Comments on Registration Statement on Form S-1 filed on April 23, 2010

1. General – We have updated our filing to include the financial statements and footnotes of iTrackr   Systems, Inc. as of March 31, 2010.

2. General, Page F-18 – We have updated the Registration Statement to provide the disclosure required by Item 103 of Regulation SK:

The Company is a party to a lawsuit brought by Mark Falcone relating to certain claims against the Company while service as a contracted consultant. In February, 2010, the Company and Mr. Falcone executed a settlement agreement under which the Company was to pay Mr. Falcone Twenty-Five Thousand Dollars ($25,000) and issue Three Hundred Sixty Thousand (360,000) shares of common stock in exchange for full release of all claims. As of the date hereof, the Company has issued the shares to Mr. Falcone and has paid Mr. Falcone the full amount of Twenty-Five Thousand Dollars ($25,000).

3. Cover Page – We have corrected the misstatement, where relevant of the amount of securities to be registered under this S-1 to 19,628,557.

4. Cover Page – We have inserted the following language clarifying that this registration statement constitutes the initial public offering of iTrackr’s common stock:

This is our initial public offering and no public market currently exists for our shares.  The initial public offering price for our common shares will be $0.25. (The offering of the Shares may be referred to herein as the "Offering.")  The Selling Shareholders will sell their shares at a price per share of $0.25 until our shares are quoted on the Over the Counter Bulletin Board (OTCBB) and thereafter at prevailing market prices or in privately negotiated transactions.  While we plan to have our shares listed on the OTCBB there is no assurance that our shares will be approved for listing on the OTCBB or any other listing service or exchange.

5. Cover Page  - We have included the following language with respect to the determination of offering price:

Determination of Offering Price

As there is no established public market for our shares, the Offering price and other terms and conditions relative to our shares have been arbitrarily determined by iTrackr. The Offering price of the shares of our common stock does not necessarily bear any relationship to our book value, assets, past operating results, financial condition, or any other established criteria of value.  In addition, no investment banker, appraiser, or other independent third party has been consulted concerning the Offering price for the shares or the fairness of the Offering price used for the shares. Among the factors considered in determining the Offering price were:

•	Our lack of operating history
•	The viability of our technologies
•	The most recent round of financing

Although our common stock is not listed on a public exchange, we have contacted a market maker and applied to have our shares quoted on the Over the Counter Bulletin Board (OTCBB). In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents, nor can there be any assurance that such an application for quotation will be approved. In addition, there is no assurance that our common stock will trade at market prices in excess of the initial public Offering price, as prices for the common stock in any public market, which may develop, will be determined in the marketplace and may be influenced by many factors, including depth and liquidity.

6. Inside Cover Page – We have revised to present the following information specified by Item 502(b) of Regulation S-K:

Dealer Prospectus Delivery Obligation

Until 90 days after the effective date of this Prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

7. Overview, Page 1 – We have updated the Overview in our registration statement to include a discussion of our net losses and accumulated deficit and going concern doubts as follows:

“For the three months ended March 31, 2010 and the years ended December 31, 2009 and 2008, the Company had a net loss of $517,926, $856,942 and $1,328,873, respectively.  From inception to March 31, 2010, we have incurred an accumulated deficit of $3,542,880.  As a result, our auditor has issued an uncertainty paragraph about our ability to continue as a going concern in their 2009 and 2008 audit report stating the Company has suffered recurring losses and has yet to generate an internal cash flow that raises substantial doubt about our ability to continue as a going concern. “

8. Common Stock outstanding after this offering, page 2 – We revised the footnote to the number of shares of common stock outstanding relating to “certain agreements” to (a) correct the number to 3,797,500 and (b) to specify the “certain agreements” referred to:

The number of shares of common stock outstanding after this offering excludes 3,797,500 shares of common stock available for future issuance under certain agreements including options issued to our Chairman, John Rizzo to purchase 2,500,000 shares of common stock, options issued to JK Porto to purchase 55,000 shares of common stock, options issued to Mark Whitney to purchase 337,500 shares of common stock, options issued to Michael Uhl, a director, to purchase 300,000 shares of common stock, options issued to David Baesler, a director, to purchase 405,000 shares of common stock and options issued to Ramesh Anand to purchase 200,000 shares of common stock.

9.  Risk Factors, Risks Related to Our Business, page 2 – We provided a separate risk factor discussing the auditors’ going concern opinion and substantial doubt about our ability to continue as a going concern:

Because there is doubt about our ability to continue as a going concern, an investor may lose all of his investment in our company.

Our auditor’s report for the year ending December 31, 2009 financial statements expresses an opinion that substantial doubt exists as to whether we can continue as an ongoing business. Since our sole officer and director may be reluctant or unable to loan or advance additional capital to the Company, we believe that if we do not raise additional capital, we may be required to suspend or cease the implementation of our business plans.

10. Risk Factors, We are dependent on technology systems and third party content that are beyond our control, Page 5 - We have included one material contract as an Exhibit pursuant to Item 601(b)(10) of Regulation S-K:

•	Saveology Agreement, filed as Exhibit 10.5.

11. Risk Factors, iTrackr’s shares of common stock may become subject to the SEC’s penny stock rules, Page 9 – In order to remove any suggestion that we are not subject to penny stock rules, we have removed the prior risk factor alluded to above and have inserted the following:

Our common stock is considered “a penny stock” and may be difficult to sell.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Presently, our common stock is considered a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares. In addition, when and if our common stock trades on the OTC Bulletin Board, investors may find it difficult to obtain accurate quotations for our common stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

12. Market and Industry Data, Page 19 – With respect to third party statements/market data in our registration statement we have made updates and the following changes, with corresponding source citations:

Page 21:

Our business and technology was created first and foremost with the individual consumer, and the consumer’s “interests” in mind. More than ever, consumers are challenged with issues of time and convenience in fulfilling their purchases. This factor has been one of the primary catalysts for the growth of online shopping which addresses both of these constraints directly. But the fact is, that online commerce remains less than 5% of total retail, according to the Q1 2010 Census Bureau of the Department of Commerce Report and is forecast to only reach about 8% of total retail by 2014, according to Forrester Research. Tracking and utilizing the expressed interests of our users allows us to maintain our relevance to the consumer and to provide information that keeps them engaged with our Community.

Sources:
•	Q110 Census Bureau of the Department of Commerce Report (http://www.census.gov/retail/mrts/www/data/html/10Q1.html)
•	Forrester Research - US Online Retail Forecast, 2009 To 2014 (http://www.forrester.com/rb/Research/us_online_retail_forecast%2C_2009_to_2014/q/id/56551/t/2)

In the next paragraph, we removed the sentence:

The vast majority of consumers are committed to fulfilling their shopping purchases at brick-and-mortar locations. This creates another significant inconvenience, or “pain”, for the consumer – namely, the need to find the product they are looking for in stock and in their area now. We believe that the best solution, or resolution, for the consumer’s need is to help them mitigate and eliminate altogether the hassle of locating stores that have the products they want in stock and to provide them with an opportunity to secure that in-stock product with an immediate purchase. We leverage the power and ubiquitous nature of the Internet and mobile marketplace to provide this intelligence to the consumer in an on-demand, real-time capability. ~~After all, while less than 10% of consumers will execute a purchase online, almost 90% of them are researching online.~~ We simplify the process in a turnkey fashion and with immediate resolution.

Later on the same page we removed the sentence:

Substantiating “return-on-investment remains the biggest challenge for marketing firms catering to online advertisers. Much of the problem online advertiser’s face is related to the measurement tools currently available and the data which is ultimately produced from those tools. Additionally, it is also difficult to determine the quality of placement and the impact of advertising amongst the online audience at a particular destination. ~~The vast majority of advertising dollars being spent is concentrated on a surprisingly few online destinations.~~

On page 23 we removed this paragraph:

~~With more than a quarter of online consumers submitting a rating or review of a product or service contributing to a discussion board, an increasing number of brands are beginning to use user generated content to engage with customers, while social networking sites that employ UCGP are demonstrating growth in site traffic and membership numbers.~~

On page 24, we made the following changes/updates:

Despite the current state of the U.S. economy, online sales are still strong. In a ~~February 2009~~ March 2010 forecast, Forrester Research, Inc. projected that online sales will increase by 11.4% in 2010, reaching $~~156~~ 172.9 billion by year’s end., ~~and that affluent shoppers (defined as consumers with household incomes of at least $75,000 per year), who account for more than half of online retail spending, will continue to shift a significant portion of their purchases to the Web channel.~~

Source:

•	Forrester Research - US Online Retail Forecast, 2009 To 2014 (http://www.forrester.com/rb/Research/us_online_retail_forecast%2C_2009_to_2014/q/id/56551/t/2)

On page 24, we removed the following paragraph:

~~Forrester also forecasts online banking adoption will continue its upward trajectory. According to Forrester’s figures, by 2011 the number of U.S. consumers who bank online will grow by 55%, representing 76% of online households.~~

On page 24, we made the following changes/updates:

Online advertising continues to grow, with search engine-based marketing leading the way. We believe the shift from television, print, radio and other traditional media may accelerate in a recessionary environment largely because Web-based media is more measurable, interactive, targeted and relevant. ~~eMarketer, in an article published in December 2008, predicts that search engine-based marketing will grow 15% to $12 billion in 2009, while overall online advertising will grow 9% to $26 billion. This compares to the total U.S. advertising market for 2009, which Barclays Capital Media predicts will decline by 10% to $251 billion.~~ comScore reports that “the total worldwide search market boasted more than 131 billion searches conducted by people age 15 or older from home and work locations in December 2009, representing a 46-percent increase in the past year. This number represents more than 4 billion searches per day, 175 million per hour, and 2.9 million per minute.”

Source:

•	comScore: (http://www.comscore.com/Press_Events/Press_Releases/2010/1/Global_Search_Market_Grows_46_Percent_in_2009)

In the paragraph immediately following we added the following paragraph:

Nielsen wire reports that “estimated online advertising spending on the top social network and blogging sites increased 119 percent, from approximately $49 million in August 2008 to approximately $108 million in August 2009 – all despite a recession. Share of estimated spend on these sites has doubled, from 7 percent of online ad spend in 2008 to 15 percent in 2009.”

Source:

•	Nielsenwire: (http://blog.nielsen.com/nielsenwire/online_mobile/social-networking-and-blog-sites-capture-more-internet-time-and-advertisinga/)

Our source for the following paragraph:

Social technologies continue to grow substantially in 2009. Forrester Research reports that now more than four in five US online adults use social media at least once a month, and half participate in social networks like Facebook, which estimates to have 300 million active users, of whom half log in on any given day, and of which more than 65 million users access through mobile devices.

…is:

•	Forrester, “The Broad Reach of Social Technologies” (http://www.forrester.com/rb/Research/broad_reach_of_social_technologies/q/id/55132/t/2)

Our source for the following paragraph:

By the year 2013, 43% of global mobile internet users (607.5 million people worldwide) will be accessing social networks from their mobile devices, according to eMarketer, which characterizes mobile and social as still-emerging channels that are each helping drive the adoption of the other. In the US, mobile social networkers will total 56.2 million by 2013, and will account for nearly half (45%) of the mobile internet user population.

Is:

•	eMarketer, “Mobile Plus Social Equals Opportunity” (http://www2.emarketer.com/Article.aspx?R=1007373)

Our source for the following paragraph:

Mobile data services (e.g. text messaging, ringtones, wallpaper) have become a hundred billion dollar business worldwide. ABI Research estimates that between 2008 and 2014, the total market for mobile messaging will grow at a CAGR of nearly 8 percent, increasing from $132 billion in 2008 to $208 billion by 2014.

Is:

•	ABI, “SMS Growth and New Applications Will Shake Up SMSC Competition” (http://www.abiresearch.com/press/1505-SMS+Growth+and+New+Applications+Will+Shake+Up+SMSC+Competition)

We removed the following paragraph:

~~According to a recent CTIA survey, text messaging continues to be enormously popular, with more than one trillion text messages carried on carriers’ networks in 2008—breaking down to more than 3.5 billion messages per day. That’s almost triple the number from 2007, when 363 billion text messages were transmitted. Wireless subscribers are also sending more pictures and other multi-media messages with their mobile devices, with 15 billion MMS messages reported for 2008, up from 6 billion the year before.~~

In the following paragraph we made the following updates/changes:

Facebook has garnered ~~200~~ more than 400 million users worldwide and My Space reportedly has more than ~~100~~ 110 million users. These numbers are impressive for building social networking destinations, but the business behind these offerings still relies on revenue primarily derived from online advertising. According to comScore, Americans received 1 trillion display ads impressions online in Q1 2010, while Facebook led all online publishers with 176 billion. ~~Facebook has reported to investors that it could generate revenues as high as $500 million in 2009, after generating between $280 and $300 million in 2008.~~ iTrackr competes with these, and other larger and more established social networking sites for users, but we believe we are well positioned to excel at per subscriber revenue generation given our multi-channel approach to revenue generation. The major difference between iTrackr and sites like Facebook or MySpace is that they offer blogs and pictures, and we focus on consumers and merchandising.

Sources:

•	Facebook user stats come from Facebook website
•
Myspace user states come from ComScore “MySpace had 119.6 million unique visitors worldwide in January 2010, down 7.4 percent year-over-year (though up from its November low of 108.1 million), according to ComScore.” (http://www.reuters.com/article/idUSTRE6290I220100310)

•	comScore press release “Americans Received 1 Trillion Display Ads in Q1 2010 as Online Advertising Market Rebounds from 2009 Recession”
(http://www.comscore.com/Press_Events/Press_Releases/2010/5/Americans_Received_1_Trillion_Display_Ads_in_Q1_2010_as_Online_Advertising_Market_Rebounds_from_2009_Recession)

13. Results of Operations, Years Ended December 31, 2009 and 2008, Page 17 - We updated our registration statement to quantify the contributing factors that led to the change in our revenues as follows:

Revenues for the year ended December 31, 2009 were $7,493 representing a 70% increase from revenues of $4,419 for the year ended December 31, 2008.  The increase in revenue is primarily due to the purchase of ChatStat and resulting sales of live chat software which began in our fourth quarter of 2009.  Of the $7,493 in 2009 sales, $1,707 relates to click through referral fees and $5,786 to sales of ChatTrackr.  One customer, Saveology, accounted for all of our ChatTrackr related sales.  These results compare to 2008 where all $4,419 was related to click through referral fees.  The $2,712 decrease in referral fees from $4,419 in 2008 to $1,707 in 2009 is due to a decrease in advertising due to the current economic climate.

Saveology is our only ChatTrackr customer.  On September 1, 2009 we  entered into an agreement whereby the Company provides Saveology Click2Chat (i.e., ChatTrackr) software as a service.  The Company bills Saveology monthly on net 30 day payment terms at the rate of $0.75 per chat hour.  The initial contract term is 12 months and renews for successive 12 month periods unless terminated.  Services that are voluntarily terminated are payable to the Company by Saveology through the then current 12 month term.

14. Liquidity and Capital Resources, Page 18  – We have updated our disclosure as a result of including the March 31, 2010 financial statements pursuant to comment #1 above.  In addition, we have included a more detailed and current description of our capital resources as follows:

Liquidity and Capital Resources

From inception to March 31, 2010, we have incurred an accumulated deficit of $3,542,880.  This loss has been incurred through a combination of stock compensation of $1,031,816, professional fees and expenses supporting our plans to develop our website and brand our services as well as continued operating losses.  Since inception, we have financed our operations primarily through debt and equity financing.  However, we cannot provide assurance that management will be successful in acquiring such sources of capital in the future.  During the three months ended March 31, 2010 we had a net increase in cash of $32,431.  Total cash resources as of March 31, 2010 was $35,654 compared with $3,223 at December 31, 2009.

Our accounts payable balance as of March 31, 2010 was approximately $549,815 and includes $389,500 due to our CEO for unpaid salary and expenses and $160,315 of accounts payable and accrued liabilities.  From March 31, 2010 through the date of this Prospectus, the Company funded our operation from the cash on hand of $35,654 as of March 31, 2010 and through the receipt of $10,073 of revenue and $50,000 receipt from the exercise of warrants to acquire 166,666 shares of common stock.  From March 31 through the date of this Prospectus, the Company paid $23,292 of accounts payable.

Our available working capital and capital requirements will depend upon numerous factors, including the sale of live chat services, the timing and cost of expanding into new markets, the cost of developing competitive technologies, the resources that we devote to developing new products and commercializing capabilities, the status of our competitors, our ability to establish collaborative arrangements with other organizations, and our ability to attract and retain key employees.  We believe that approximately $43,300 to $53,300 per month or $520,000 to $640,000 will be required to cover our operating and public company administrative expenses for the next 12 months. These costs are comprised of wages, professional fees, communications (i.e., cell phone and internet service) internet hosting and supplies.  In addition to covering our operating expenses, we may require additional cash resources due to changing business conditions or other future developments, including any acquisitions we may decide to pursue. The Company receives approximately $10,000 per quarter in sales revenue.  However, due to our limited operating history, we cannot estimate the level of future sales.  Thus, our current liquidity is insufficient to meet our expenses for the next 12 months.  As a result our management continues to work diligently to secure either debt or equity based financing for which we are currently in discussions.  In the short term, if this registration statement is declared effective, we hope to receive commitments from certain warrant holders that they intend to exercise their warrants.  The cash to be realized upon exercise of these warrants is expected to be approximately $550,000   If no outside funding is achieved, it is not the intention of the Company to cease operations.  Mr. Rizzo, our CEO will continue to provide personal funds as needed and the Company will reduce operating activity to a bare minimum which would require cash outlays of approximately $18,000 per month.

Net cash used by operating activities was $85,664 for the three months ended March 31, 2010 as compared to $106,178 for the three months ended March 31, 2009.

Net cash provided by investing activities was $95 for the three months ended March 31, 2010 as compared to $0 for the three months ended March 31, 2009.

Net cash provided by financing activities was $118,000 for the three months ended March 31, 2010 as compared to $0 for the three months ended March 31, 2009.

Net cash used by operating activities was $414,379 for the period ended December 31, 2009 as compared to $794,550 for the period ended December 31, 2008.

Net cash used by investing activities was $98,854 for the period ended December 31, 2009 as compared to $5,485 for the period ended December 31, 2008.

Net cash provided by financing activities was $333,312 for the period ended December 31, 2009 as compared to $883,000 for the year ended December 31, 2008.

We have updated our registration statement to include a Risk Factor on Page 3 to address our lack of liquidity as follows:

iTrackr’s cash on hand and anticipated near term sales are insufficient to fund operations for the next 12 months.

We believe that approximately $43,300 to $53,300 per month or $520,000 to $640,000 will be required to cover our expenses for the next 12 months.  Our current cash balance and anticipated near term sales are insufficient meet this requirement.  As a result our management continues to work diligently to secure either debt or equity based financing for which we are currently in discussions.  In the short term, if this registration statement is declared effective, we hope to receive commitments from certain warrant holders that they intend to exercise their warrants.  The cash to be realized upon exercise of these warrants is expected to be approximately $550,000   If no outside funding is achieved, Mr. Rizzo, our CEO will continue to provide personal funds as needed and the Company will reduce operating activity to a bare minimum which would require cash outlays of approximately $18,000 per month.

15. Cash Requirements and Need for Additional Funds, Page 18 -

We have updated our registration statement to clarify the nature of our operating expenses and discuss how we plan to meet our liquidity deficiency under “Liquidity and Capital Resources” on page 18.  Also, see comment response to No. 14 above.

16.  Business, General, Page 14, 16, 17  - To date our revenues are from click through referral fees usually paid through Amazon and Google and sales of ChatTrackr chat software services.  To date our only ChatTrackr customer has been Saveology.  We have updated our registration statement to include the following paragraph in our MD&A section, results of operations (Page 16, Revenues; and Page 17, Revenues).

Saveology is our only ChatTrackr customer.  On September 1, 2009 we  entered into an agreement whereby the Company provides Saveology Click2Chat (i.e., ChatTrackr) software as a service.  The Company bills Saveology monthly on net 30 day payment terms at the rate of $0.75 per chat hour.  The initial contract term is 12 months and renews for successive 12 month periods unless terminated by the Company.  Services that are voluntarily terminated are payable to the Company by Saveology through the then current 12 month term.

Saveology is our only ChatTrackr customer.  On September 1, 2009 we  entered into an agreement whereby the Company provides Saveology Click2Chat (i.e., ChatTrackr) software as a service.  The Company bills Saveology monthly on net 30 day payment terms at the rate of $0.75 per chat hour.  The initial contract term is 12 months and renews for successive 12 month periods unless terminated by the Company.  Services that are voluntarily terminated are payable to the Company by Saveology through the then current 12 month term.

17. Overview, Page 20 -  As stated in our registration statement, we believe our platform is powerful for:

•	Consumers – allows consumers to track any item that they are looking for, geographically and based on availability at a store closest to the consumer;
•
Retailers – allows retailers to market products on a demand-driven basis. Through participation in iTrackr’s network, retailers can be connected with consumers that are actively seeking out their products and services;

•
Advertising & Marketing Firms – because our platform connects buyers and sellers, in a targeted manner, this allows the potential to deliver targeted advertising and marketing campaigns, which hold a higher value to the advertiser and/or marketer.

We believe these points are clearly made in the section “Products and Services” (Page 20) . We believe that providing more detail than is provided in this section would create additional competitive pressures that would be harmful to our business.

Under the section “Business Strategy” (Page 22, 4th paragraph) we added the following statement:

We have employed a “freemium” model to maximize consumer uptake for our social shopping tools. In other words, we offer product tracking and notification, as well as the consumer social network capabilities to our users and members without a charge. We believe this will provide us with the most efficient path to establishing critical mass and validation of our offering. We believe that as traffic and usage increases on our network we will be able to generate revenues through sales of marketing and advertising campaigns, usage fees for premium content and services and subscriptions.

18. Research and Development Activities, Page 27 – We have revised our disclosure as follows:

Original wording:

We are a technology company, and approximately 45% of our costs are related to research and development. We anticipate that research and development costs will continue to be a material component of our overall business expenditures for the foreseeable future.

Revised disclosure:

We are a technology company.  Our estimated cash outlays for research and development activities was approximately $175,000 and $84,000 in 2008 and 2009, respectively.  We anticipate that research and development costs will continue to be a material component of our overall business expenditures for the foreseeable future.

19. Management, Page 28  –

On page 28, last paragraph, The Board of Directors and Committees, we added the following language:

Effective upon the effectiveness of this prospectus, our board will consist of three directors. Although we are not required, a majority of the directors will be “independent” as defined under and required by applicable securities laws. At each annual meeting our stockholders will elect our full Board of Directors and our directors will serve until their successors are elected or appointed, unless their office is vacated earlier. Directors may be removed at any time for cause by the affirmative vote of the holders of a majority of the voting power then entitled to vote.

Board Leadership

Our Board of Directors has adopted a Charter of the Lead Independent Director, providing that in circumstances where the Chairman of the Board of Directors is not independent, our Board considers it to be useful and appropriate to designate a Lead Independent Director to coordinate activities of the other independent directors and to perform such other duties and responsibilities as our Board may determine from time to time. Because John Rizzo is our Chief Executive Officer, as well as Chairman of the Board, we have designated a Lead Independent Director. Michael Uhl currently serves as the Lead Independent Director.

The Lead Independent Director (if so designated) is responsible for coordinating the activities of the independent directors. The designation of a Lead Independent Director is intended to facilitate communication between the independent directors and the Chairman/Chief Executive Officer and not to diminish the ability of any other independent director to communication directly with the Chairman/Chief Executive Officer at any time. Our Board of Directors believes that this leadership structure is best for the Company at the current time, as it appropriately balances the need for the Chief Executive Officer to run the Company on a day-to-day basis with significant involvement and authority vested in an outside independent director member – the Lead Independent Director. The roles of our Lead Independent Director is fundamental to our decision to maintain the combination of the Chief Executive Officer and Chairman of the Board positions. Under our Charter of the Lead Independent Director, our Lead Independent Director must be independent. The specific responsibilities of the Lead Independent Director include the following:

•
In consultation with other independent directors, consult with the Chairman as to an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly without interfering with ongoing Company operations;

•	Consult with the Chairman regarding the information and agendas of the meetings of the Board of Directors;
•
Advise the Chairman as to the quality, quantity, and timeliness of information submitted by management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties;

•	Call meetings and prepare agendas for the independent directors, as appropriate;
•	Serve as the Chairman of, and prepare the agenda for the executive sessions of the independent directors and its non-employee directors;
•	Service as the principal liaison between independent directors and the Chairman and senior management;
•	Chair the meetings of the Board of Directors when the Chairman is not present; and
•
Respond directly to stockholder and other stakeholder questions and comments that are directed to the Lead Independent Director or to the independent directors as a group, with such consultation with the Chairman and the other directors as the Lead Independent Director may deem appropriate.

Director Qualifications

Each of our directors brings to our Board extensive management and leadership experience gained through their service in senior positions of diverse businesses. In these roles, they  have taken hands-on, day-to-day responsibility for strategy and operations, including management of capital, risk and business cycles. In the biographies of each of the directors provided above, we describe specific individual qualifications and skills of our directors that contribute to the overall effectiveness of our Board of Directors.

In addition to the information presented above regarding each director’s specific experience, qualifications, attributes and skills that led our Board of Directors to the conclusion that he or she should serve as a director, we also believe that all of our directors have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to our company and our Board.

While we do not have a formal diversity policy, our Board of Directors believes it’s important for our Board to have diversity of knowledge base, professional experience and skills, and takes age, gender and ethnic background into account when considering director nominees. As part of its annual self-evaluation, our Board will assess whether it properly considered diversity in identifying director nominees.

Risk Management

Our Board of Directors is responsible for reviewing and assessing business enterprise risk and other major risks facing the Company, and evaluating management’s approach to addressing such risks. At each quarterly meeting, our Board reviews all key risks facing the Company, management’s plans for addressing these risks and the Company’s risk management practices overall. To assist the Board in this oversight role, our Board of Directors seeks to have one or more directors with experience managing enterprise risk.

Our management is responsible for day-to-day risk management and regularly reports on risks to our Board of Directors. Our management is also responsible to fulfill primary monitoring and testing functions for company-wide policies and procedures. Our Board of Directors is responsible to manage the oversight of the risk management strategy for our ongoing business. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing our company and the leadership structure of our Board of Directors supports this approach.

Compensation Risk Management

In setting each element of executive compensation, our Board of Directors is also mindful of the level of risk-taking that any element may promote. Our Board of Directors believes it is important to incentivize our executive officers to achieve annual Company and individual objectives, but balance promotion of such short-term interests with incentives that promote building long-term stockholder value. Our Board of Directors believes the amount of long-term equity incentives included in our compensation packages mitigates the potential for excessive risk taking. All of our named executive officers’ equity awards vest over a period of time, rather than upon achievement of specific performance objectives, and our Board  of Directors has historically granted additional equity awards annually, which incentivizes these officers to continue to focus on our long-term interest.

Our Board of Directors has conducted an internal assessment of our compensation policies and practice in response to current public and regulatory concern about the link between incentive compensation and excessive risk taking by corporations. We concluded that our program does not motivate excessive risk-taking and any risks involved in compensation are not reasonably likely to have a material adverse effect on the company. Included in the analysis were such factors as the behaviors being induced by our fixed compensation system, the absence of any incentive awards, the oversight of our Board of Directors in the operation of our incentive plans and the high level of Board involvement in approving material investments and capital expenditures.

20. Management, Page 28  – We have added the following language:

•	Michael Uhl

Michael Uhl was first elected to the Board of Directors in March, 2007. Mr. Uhl has served as regional VP of HelmsBriscoe since 2005. He previously served as Executive VP of Sales and Marketing at Caesar’s Entertainment, wherein he directed convention and travel industry sales for Bally’s Paris, Flamingo, Caesar’s Palace and the Las Vegas Hilton from 2001 to 2005.

•	David Baesler

David Baesler was first elected to the Board of Directors in November, 2007. Since 2000, Mr. Baesler has served VP of Sales for the wireless division of Kyocera Sanyo, and prior to that, since 1998 to 2000 as its VP/General Manager.

•	John Rizzo

John Rizzo founded iTrackr in May, 2006. Prior to founding iTrackr, Mr. Rizzo operated ERM Solutions, an IT consulting  firm which he founded in 1998.

21. Management – Please see response 19.

22. Management – None of our directors have held directorships during the past five years in any publicly traded company.

23. The Board of Directors and Committees, Page 30 - In accordance with Item 407(a) of Regulation S-K, we have inserted the following paragraph:

Board Committees and Independence

We are not required to have any independent members of the Board of Directors. The board of directors has determined that (i) Mr. Rizzo has a relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is not an “independent director” as defined in the Marketplace Rules of The NASDAQ Stock Market.  As we do not have any board committees, the board as a whole carries out the functions of audit, nominating and compensation committees, and such “independent director” determination has been made pursuant to the committee independence standards.

24. Elements of Compensation, Page 31 – The primary considerations the Board undertook when establishing Mr. Rizzo’s salary were the amount of responsibilities that he has been accountable for, in addition to the fact that he founded the company. These responsibilities include: business development, oversight of operations, Chairman of the Board, financing and capitalization initiatives and sales and marketing. Essentially, Mr. Rizzo has performed all of these tasks since the inception of the business, enabling the company to maintain a reduced headcount while in development stages.

If the company were to hire a VP of Finance, VP of Sales and Marketing and Director of Business Development, the Board determined that it would pay $60,000 to $90,000 for each of these positions, or cumulatively, $180,000 to $270,000. At this stage, the Board concluded that it would be more cost effective to assign these job functions solely to Mr. Rizzo.

When determining Mr. Rizzo’s salary the directors looked at executive compensation for Payscale.com, and review of several Internet/Software startup businesses.

25. – 27. Base Salary and Summary Compensation Table, Page 32 -  In total for 2008 and 2009 Mr. Rizzo received $479,500 broken down as follows:

2008 - $300,000 accrued salary as of 12/31/09
2009 - $89,500 accrued salary as of 12/31/09
2009 - $90,000 earned and paid in cash in 2009

No stock was issued or options/warrants granted in 2008 or 2009.

We have updated our registration statement to make corrections to the information contained in our previous filing.

Previously filed:

Summary Compensation Table for Fiscal Years 2009 and 2008
The following table provides certain information for the fiscal years ended December 31, 2009 and 2008 concerning compensation earned for services rendered in all capacities by our named executive officers during the fiscal years ended December 31, 2009 and 2008.

Name and Principal Position (a)	Year (b)	Salary ($) (c)		Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)		Total ($) (j)
John Rizzo,
Chairman and	2009	250,000	(2)	0	0	0	0	0	36,000	(3)	286,000
CEO	2008	0		0	250,000	61,200	0	0	0		311,200
Stella Gostfrand, Former Sole
Officer and	2009	0		0	0	0	0	0	0		0
Director (1)	2008	0		0	0	0	0	0	0		0

(1)
Stella Gostfrand submitted her resignation as an officer and director, effective following the expiration of the ten day period following the mailing of the information statement required by Rule 14f-1 under the Exchange Act.

(2)	Salary was accrued in 2008 and 2009.
(3)	Accrued reimbursement of unpaid health insurance and rent.

Revised disclosure:

Summary Compensation Table for Fiscal Years 2009 and 2008
The following table provides certain information for the fiscal years ended December 31, 2009 and 2008 concerning compensation earned for services rendered in all capacities by our named executive officers during the fiscal years ended December 31, 2009 and 2008.

Name and Principal Position (a)	Year (b)	Salary ($) (c)		Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)		Total ($) (j)
John Rizzo,
Chairman and	2009	,179,500	(2)	0	0	0	0	0	0		179,500
CEO	2008	300,000		0	0	0	0	0	36,000	(3)	336,000
Stella Gostfrand, Former Sole
Officer and	2009	0		0	0	0	0	0	0		0
Director (1)	2008	0		0	0	0	0	0	0		0

(1)
Stella Gostfrand submitted her resignation as an officer and director, effective following the expiration of the ten day period following the mailing of the information statement required by Rule 14f-1 under the Exchange Act.

(2)	$89,500 of Salary was accrued in 2009 and $90,000 related to Mr. Rizzo’s 2009 salary was paid in cash in 2009. All of Mr. Rizzo’s 2008 salary was accrued.
(3)	Accrued reimbursement of unpaid health insurance and rent.

28.  Selling Stockholders, Page 35 - Natural persons who hold or share voting and/or dispositive power over the following shareholder entities listed in the selling shareholder table beginning on page 35:

•	Offshore Financial Products, LTD. – O’Lese Skelton
•	Landmark – Nick Lizzio
•	Redrock Strategies, LTD. – At the request of Redrock, upon dissolution, it has instructed the company to issued shares to the following individuals:
o	David S. Nagelberg
o	Tina Marie Lieberman
o	George Ileav
•	Azcap Fund, Inc. by Helen Azzara – Helen Azzara
•	Maplehurst Investment Group LLC – Richard Hull
•	American Capital Ventures – Howard Gostfrand
•	Winston Family Trust – Sam Maywood
•	Borg Trust – Ian Mausner
•	Delivery Technologies Solutions – Ryan Coblin and Lewis Plaut
•	Astia LLD – Konstantin Kerpechev
•	New Link Ltd. Corp. – New Link was mistakingly entered into the Security Ownership of Beneficial Owners and Management table. The owners of the 3,185,280 shares of stock referred to herein are:
o	Mark Moran
o	Jan Moran
o	William Archer

29. Selling Stockholders, Page 34 – We have inserted the following paragraph under Selling Shareholders:

 The common shares being offered for resale by the selling security holders consist of the 19,628,557 shares of common stock, consisting of 9,291,040 shares issued debt conversion, 4,374,166  shares underlying options and warrants, and 6,282,545 related to shares issued for services rendered, held by 102 shareholders. Such shareholders include holders of the 166,666 shares sold in our private offering pursuant to 4(2) of Regulation D completed in March 2010 at an offering price of $0.30 per share; holders of the 119,999 shares issued from debt conversion on February 16, 2010 at a conversion price of $0.35 per share; holder of the 1,000,000 shares underlying the warrant sold on February 5, 2010 for $50,000, with an exercise price of $0.40 per share; holders of the 59,888 shares issued from debt conversion in December, 2009 at a conversion price of $0.50 per share; holders of  1,853,309 of the 3,721,257 shares issued from debt conversion in October, 2009; holders of 20,000 shares of 200,000 shares issued as employee bonuses on May 5, 2008; holder of 1,403 of the 14,025 shares issued for services on February 20, 2008; holders of 7,240,413 shares issued from debt conversion on August 21, 2007;  holders of 5,075,000 of the 5,750,000 shares issued for services on July 1, 2007; holders of 30,000 of the 800,000 founders shares issued on October 26, 2006; holders of 29,688 of the 118,750 shares sold in Must Haves private offering pursuant to4(2) of Regulation D completed in the months of March through May, 2007; holder of 408,955 shares of 1,02388 issued pursuant to services rendered to Must Haves, Inc.; holders of 360,000 shares issued as a settlement to a legal complaint in February, 2010; holders of 75,000 shares of 150,000 shares issued for services pursuant to this offering; holders of  options to purchase 207,500 shares of up to 1,450,000 shares issued to the company’s directors and officers, excluding Mr. Rizzo; holders of warrant to purchase up to 2,000,000 shares at an exercise price of $0.10 for services rendered to iTrackr in July 2007;  holder of a warrant to purchase up to 1,000,000 shares at an exercise price of $0.10 for services rendered to iTrackr in March, 2010; and holders of 40,625 shares of 162,500 shares issued for services to Must Haves in 2009.

30. Security Ownership of Certain Beneficial Owners and Management, Page 42 – Please see response #28.

31. Other, Page 43 - We have updated the registration statement to further clarify the circumstances around the $151,312 note to Bluewater Advisors and unpaid salary and health benefits to our CEO, Mr. Rizzo as follows:

Other

During the year ended December 31, 2009, the Company issued a note in the amount of $151,312 to Bluewater Advisors, a company owned by John Rizzo, CEO, in exchange for a promissory note.  During 2008 and 2009, the Bluewater Advisors loaned the company $175,750 for working capital of which the Company repaid $40,750 in 2009 and accrued $16,312 in interest.  The amounts loaned were not documented, but accrued interest at the rate of nine percent (9%) per annum.  The total of $151,312 of unpaid interest of $16,312 and principle of $135,000 were documented in a note dated December 31, 2009.  The terms of the note call for interest to accrue at the rate of nine percent (9%) per annum with no payments due until maturity on December 31, 2011.  Upon default, one of the remedies is conversion in to shares of the Company’s common stock at the rate of 50% of the average closing stock price of iTrackr for the prior 10 trading days.

Unrelated to the above working capital loans from Bluewater Advisors to iTrackr, Mr. Rizzo was not paid his salary during all of 2008 and only paid $90,000 of salary in 2009.  As a result the Company accrued $389,500 for unpaid salary and an additional $36,000 for unreimbursed health insurance premiums.

32. Notes to Financial Statements, Page F-24 – We have removed the reference to “unaudited” from the notes to our 2009 and 2008 financial statements.

33.  NOTE A – Organization and Summary of Significant Accounting Policies, Page F-5 & F-14 – Disclosure of the acquisition of Must Haves, Inc has been added to this registration filing and are included in our March 31, 2010 financial statements under Note A (Pg. F-5), and Note J (Pg. F-14).  The audited financial statements of Must Haves, Inc. as of December 31, 2009 and 2008 are included on Form 10K as filed under itrackr Systems, Inc. on April 12, 2010.  Pursuant to Rule 210.8-04 (c)(1) none of the conditions specified in paragraph (b) of Rule 210.8-04 exceeded 20%.  Therefore, as a result, we did not include the separate financials of Must Haves, Inc. in this registration statement

34.  NOTE B – Property and Equipment, Page F-29 – Pursuant to your comment we noted that the table in Note B had the totals for each asset class switched for the 2009 column.  The Computers and office equipment should show $78,974 and the Software should show $127,237.  We have updated this note to reflect this correction.

35.  NOTE F – Stockholders Equity; Stock Issued for Repayment of Debt, Page F-30 – Certain of our note holders accepted stock in exchange for their debt based upon an agreed conversion price of $.50 per share as stated in their promissory notes whereby upon default, but not before, of said note the holder would have the right to convert into common stock.  The notes defaulted and conversions were recorded on October 31, 2010.  The shares were not issued prior to year end (all shares were issued on April 28, 2010) as a result of the Company accumulating its documentation and getting administrative affairs in order.  The Company’s obligation to issue the shares was always acknowledged.  There was no variability to the number of shares to be issued since the conversion had a stated price and there were no provisions requiring stock be issued at any specific time or penalties would accrue.  Eventually, all shares were issued at the exact number of shares stated on the conversion notices.  Recording the conversions as a reduction to liabilities and increase to equity was done on the date of conversion, and reflects the change in the nature of the instrument from debt to stock.  Whether or not the stock had been issued is not relevant to the obligation of the Company to issue the stock.  In our opinion, displaying the conversions as stock payable on the balance sheet and statement of shareholders’ equity more clearly identifies the nature of the instrument as stock that is payable.  We believe that to display converted debt as a liability and not equity when in fact the debt has been legally converted to equity with no display on the statement of shareholders’ equity does not allow the reader of financial statements to fully understand the true nature of the components of our debt and equity.  In addition, as a proxy, it is customary for stock payable to be reflected as equity in the case of private placements where cash has been received and stock unissued as of a reporting date.  Therefore, based on the foregoing, we take the added step of segregating our equity for such stock payable on our financial statements and disclosures so that the reader clearly understands that the debt has been converted and the shares are still to be issued.

The value of the stock was based on the mutually agreed upon conversion price of $0.50 per share as stated in each note.  We did not record a gain on the conversion (as a result of the stock being sold to a non-affiliated third party at $0.30 per share in mid March 2010) as we felt it more conservative to utilize the higher stock price at the time of conversion (Oct 2009) and in the absence of any stock related transactions from which to derive value for over a year prior (i.e., no stock was issued from Q2 2008 until Q4 2009).

36.  Note H – WARRANTS, Page F-31 - The Company did not recognize stock compensation expense on 800,000 warrants issued with at $.10 strike price for the following reasons: 1) the warrants exercise price was equivalent to the stock price, 2) the warrants were fully vested with no contingencies, 3) the company was private and there was no market for said shares, 3) the stock that would be issued upon exercise of the warrants would be restricted, 4) the parties receiving the warrants were paid for their services at their full value in cash and the warrants were not issued as additional compensation whereby the Company benefited from a reduced cash outlay, and 5) upon exercise the Company would receive $80,000 from the grantees, which was the fair value of the stock on the date of grant.  For the foregoing reasons, we believe that we are in compliance with the spirit of ASC 55-50-30-6.  However, running a Black-Sholes calculation using the following inputs: volatility of 214.65% based on the Dow Jones Internet Composite Index, risk free interest rate of 3.49%, spot price of $0.10, and exercise price of $0.10, yields a value of $.0045, or $3,600 ($0.0045 x 800,000), which is approximately 0.27% ($3,600 / $1,328,873) of our 2008 net loss.

We have updated our footnote to disclose more clearly the fact that the warrants fair value was immaterial to these financial statements as follows:

“During the year ended December 31, 2008, the Company issued 1,050,000 warrants to outside individuals.  The warrants issued on March 25, 2008 were fully vested on the date of grant.  No compensation expense was recognized for these warrants as their fair value is immaterial to these financial statements ~~as the strike price and the spot price were both $0.10 on the date of grant.~~  The 250,000 warrant grant had a three month vesting period and fair value was calculated using the Black-Scholes Option Pricing Model with the following inputs: volatility of 214.65% based on the Dow Jones Internet Composite Index, risk free interest rate of 3.99%, spot price of $0.10, and exercise price of $0.01 resulting in $22,500 of expense during the year ended December 31, 2008.

37.  NOTE I – Long Term Equity Incentive Plan, Page F-31 – The assumptions input into the Black-Sholes model were as follows:

a.	Volatility – 214.65% - This is based on the Dow Jones Internet Composite Index (Ticker: FDN). Volatility is from inception of this fund to the time of grant (See discussion below).
b.	Risk free rate – 3.49% - This is the 10 year treasury rate in effect at the time.
c.	Spot price – $0.05 – This price is based on management’s estimate of intrinsic value and stock issued for services in the latter half of 2007.
d.	Strike price – $0.50 – This is a known value.

Our Company offers unique web based products and services which are similar to those offered by the companies in the Dow Jones Internet Composite Index.   We are unaware of another industry appropriate index that also contains companies similar in size.   ASC 718-10-55-56 provides guidance that the sector index be in the appropriate industry and also reflect, if possible, the size of the entity.  If having to choose between 1) an index that contains companies similar in size but not of our industry or 2) an index with companies in a similar industry but larger in size, we believe that it is more important to use an index in the appropriate industry.  In addition, this particular index is rather volatile which in turn creates higher derivative values in the Black-Sholes model.  We believe the higher volatility of this index somewhat mitigates the potential risk of improper valuation due to using an index with companies of a different size from ours.  Volatility is calculated using the ticker symbol FDN.  Pursuant to ASC 718-10-55-58, inception of this index was 6/23/2006 and we use the date of inception through the grant date of our derivatives to calculate volatility.

We have updated Note I to change the spot price from $.50 to $.05.  The $.50 was a transposition discrepancy and is now corrected.

38. Item 17. Undertakings, Page II-3 – We have removed Item 512(a)(1)(iii)(A) and (B) and Item 512(b).

39. Signatures, Page II-4 – We have identified our principal accounting officer and principal financial officer.

40. Exhibit Index, Page II-6 – We have revised the description for Item 10.4.

41. Exhibit Index, Page II-6 – We have filed Exhibits 4, 23 and 23.2.